Datum – Date
December 14, 2004

Vår referens – Our reference

Ert datum – Your date

Er referens – Your reference

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549 USA



Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,



Inger Wahlström
Information

Enclosures:
Press Release December 7, 2004
Studsvik decides on proactive structural measures



Postadress - *Postal address*
Studsvik AB
SE-611 82 Nyköping
SWEDEN

Telefon - *Phone*
Int +46 155 22 10 00
Telefax
Int +46 155 26 30 00
E-post - *E-mail*
studsvik@studsvik.se
Web
www.studsvik.se

Bank
Svenska Handelsbanken
Box 224
SE-611 25 Nyköping, SWEDEN
Konto - *Account*
6601 365 141 232
Swiftcode - HANDSESS

Bankgiro - *Banking account*
5197-4558
Postgiro - *Postal account*
139 05 96-3
Innehar F-skattebevis

Säte - *Registered in*
Stockholm, SWEDEN
Moms reg
04-556501-0997-01
Org no.
556501-0997
VAT no.
SE556501099701

Studsvik decides on proactive structural measures

Studsvik AB has decided to implement a program of action to raise the performance level of the Group. The program means that Studsvik will cease its own reactor operations and enter into a strategic partnership with the Halden reactor in Norway. Studsvik's business and future expansion will be concentrated on the growth areas of the nuclear industry.

Studsvik has decided to cease its own reactor operations. Collaboration with the Halden reactor in Norway has been initiated. Thus Studsvik's offering in the areas important to the nuclear industry relating to fuel, materials and chemistry will be strengthened, and continue to be a focus area for Studsvik.

Studsvik intends to apply for permission in accordance with the Environmental Code to start the decommissioning of the two materials testing reactors, R2 and R2-0. Pending permission, it has been decided that the reactors will not be re-started after the scheduled outage in July 2005. As a consequence, the Strategic Business Areas of Irradiation Services and Nuclear Medicine will be closed down. This will entail a shortfall of about SEK 80 million corresponding to 7 percent of the Group's net sales. Close to 100 employees will be affected and negotiations with the labour unions have been started.

The decision is a proactive step to streamline Studsvik within the growth areas of the nuclear industry. The Chief Executive Officer estimates that the Group's profitability will improve and be more robust without the reactors. When the measures have been fully implemented, a performance improvement of about SEK 20 million is expected on an annual basis. Studsvik is now gathering its forces within the Strategic Business Areas of Operating Efficiency and Safety, Service and Maintenance, Waste Treatment and Decommissioning. Here Studsvik holds a strong position through its long experience in the nuclear industry. The market potential is expected to be good and supplementary acquisitions are being planned.

The operations now being discontinued have had profitability problems for a number of years, despite the implementation of various measures. Close-down of the reactor operations is expected to entail restructuring costs of about SEK 160 million, mainly write-down of asset items. The costs will be charged to the 2004 result. The impact on the Group's liquidity is estimated to be about SEK 45 million.

Further information will be given at a telephone press conference in Swedish on December 7, at 11 a.m. English-speaking participants are invited to join the conference at 11.45 a.m. when a brief summary in English will be given.

To participate in the telephone press conference, please contact Elsie-Marie Lundgren, phone +46 155 22 10 33.

For further information please contact
Jerry Ericsson, Executive Vice President, phone +46 155 22 10 32.

Facts about Studsvik

Studsvik is a leading service supplier to the international nuclear industry. The company has almost a half century's experience of nuclear technology and radiological services. Studsvik addresses a market in strong growth with specialized services in four Strategic Business Areas: Operating Efficiency and Safety, Service and Maintenance, Waste Treatment and Decommissioning. Studsvik has 1,300 employees in 7 countries and the company's shares are listed on the Stockholm Stock Exchange's O list.

Studsvik AB (publ)
Org No 556501-0997
Address SE-611 82 Nyköping
Sweden
Phone +46 155 22 10 00
www.studsvik.se